Mail Stop 3561

      	November 10, 2005


Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
435 Hudson Street
New York, New York  10014

      Re:	dELiA*s, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed October 27, 2005
      File No. 333-128153

Dear Mr. Bernard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to comment 1 in our letter dated October
7,
2005. On page 97, you have revised your disclosure to state that "you believe" that your three brands are "well-established." Please tell us why you believe that your brands are "well-established." Also, on page 99, you state that you are "a leading direct marketing company." Please tell us why you believe you are a "leading" direct marketing company. We note in your supplemental information that Alloy, Inc. is ranked 98 in the Multichannel Merchant 100 companies.
However, since you are being spun off from Alloy, Inc., please provide us with a source specifically referencing why you should be regarded as a leading direct market company.

Questions and Answers about the Spinoff and Rights Offering, page
1

Will I have to pay U.S. federal income taxes on my receipt..., page 5
2. We note your response to comment 6 in our letter dated October
7,
2005. Since counsel is unable to provide you with an unqualified opinion as to the tax-free nature of the spin-off, please include a cross reference to the risk factor indicating that the transaction may be taxable.

Prospectus Summary, page 11
3. We note that you included a third paragraph to this section in which you state that your prospectus summarizes various agreements that are "subject to, and qualified in their entirety by, the provisions of the summarized agreements, copies of which are filed as exhibits to, or incorporated as exhibits by reference to, the registration statement of which this prospectus forms a part." Please remove this paragraph. Any discussion in your document that summarizes an agreement should be materially complete. Please revise any disclosure in your document discussing an agreement that is materially inaccurate or incomplete.

Our Company, page 11
4. We note your response to comment 10 in our letter dated October
7,
2005. It appears that you removed the disclosure regarding duplicative names in your databases. Please tell us whether there are any duplicative names in the 15.1 million persons who purchased merchandise or requested catalogs from you, including the 4.8 million persons who purchased merchandise or requested a catalog within that last two years. If so, please discuss how this duplication affects the value of your databases.

Risk Factors That May Affect Future Results, page 21
5. We note your response to comment 11 in our letter dated October
7,
2005. However, some of your risk factors still do not clearly and concisely convey the actual risk to you or your business operations.
Please revise or advise us on the following risk factors:
* In the last risk factor on page 21, please disclose the risk you face having no recent operating history as an independent company.
* In the last risk factor on page 25, please disclose the risk that competition with other retailers for sales and location in your retail store operations has on you. Also, please consider whether it is necessary to include the portion of this risk factor that states you are no longer able to rely on Alloy, Inc. to guaranty your leases, or whether it would be more appropriate to include this portion of the risk factor in your last risk factor on page 21.
* In the third risk factor on page 40, please discuss how your intention not to pay dividends on your common stock is a risk to shareholders.

Use of Proceeds, page 67
6. We note your response to comment 16 in our letter dated October
7,
2005. Please reference the retail store expansion plan that you discuss in greater detail in your Management`s Discussion and Analysis section and your Our Business section.

Our Business, page 97

dELiA*s, page 98
7. We note your response to comment 27 in our letter dated October
7,
2005. Please discuss what you believe to be the "profile" and "interests" of juniors in high school.

Revenue Segments, page 91
8. We note your response to comment 31 in our letter dated October
7,
2005. Currently, you leave blank the percentage of the products you sell for which any one vendor accounts. If this number is greater than 10% for any one vendor, please discuss why the loss of this vendor or vendors would not have a material impact on your operations, and discuss why you believe there are sufficient alternative sources should you choose to, or be forced to, change the vendor or vendors.

Direct Marketing Strategy, page 101
9. We note your response to comment 32 in our letter dated October
7,
2005. Please discuss the material impact of your "restrictive" return policy, if any.

Certain United States Federal Income Tax Considerations, page 126
10. We note your response to comment 42 in our letter dated
October
7, 2005. In the last paragraph on page 136, you state that the "Spinoff is conditioned upon receipt by Alloy, Inc. of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Alloy, Inc., substantially to the effect that the Spinoff should qualify as a tax-free spin-off to Alloy, Inc. and to Alloy, Inc.`s common stockholders." In the last paragraph on page 137, you state that Weil, Gotshal & Manges LLP is unable to render an unqualified opinion as to the tax-free nature of the Spinoff. In your second full risk factor on page 35, please state that Weil, Gotshal & Manges LLP issued a qualified tax opinion, the reasons for issuing that qualified opinion, and indicate that there is a risk that the spin-off transaction will be taxable to your stockholders.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 551-
3323
or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard M. Graf, Esq.
	Katten Muchin Rosenman LLP
	Via Fax: (202) 339-6058

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Robert E. Bernard, Chief Executive Officer
dELiA*s, Inc.
November 10, 2005
Page 1